UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On November 16, 2021, Sportradar Group AG (the “Company” or “Sportradar”) entered into an eight-year exclusive binding partnership arrangement (the “NBA Partnership Agreement”) with the National Basketball Association (“NBA”) pursuant to which the NBA will use Sportradar’s capabilities with respect to data collection, tracking and betting feeds, as well as Sportradar’s integrity services, commencing with the 2023-2024 season for an eight-year term. In consideration of the rights and benefits granted under the NBA Partnership Agreement, the Company has agreed to pay the NBA the applicable annual license fees. The Company also has agreed to grant the NBA warrants that, once vested, are exercisable for an aggregate number of Class A ordinary shares equal to 3.00% of the total number of Class A ordinary shares outstanding on a fully diluted, as-converted basis, as of the date of the NBA Partnership Agreement, at an exercise price of $0.01 per share. The warrants are subject to an eight-year vesting schedule commencing in 2023, with 20% of the warrants vesting upon execution of the NBA Partnership Agreement.

A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

Exhibit Number	Description

99.1	Press Release of Sportradar Group AG, dated November 17, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2021

SPORTRADAR GROUP AG

By:	/s/ Carsten Koerl
Name: Carsten Koerl
Title: Chief Executive Officer